ARTICLES OF INCORPORATION
OF
AROWANA MEDIA HOLDINGS, INC.

WY Secretary of State
FILED: 10/16/2018 02:11 PM
ID: 2018-000824846

In compliance with the requirements of the Wyoming Business Corporation Act, and for the purposes of forming a for-profit business corporation in Wyoming, the undersigned desire to form a corporation according to the following Articles of Incorporation.

ARTICLE 1 – NAME OF THE CORPORATION

The name of the Corporation is "Arowana Media Holdings, Inc.", (hereinafter, the "Corporation").

ARTICLE 2 – TERM OF EXISTENCE

The Corporation shall have perpetual existence.

ARTICLE 3 - PRINCIPAL OFFICES & REGISTERED AGENT

The street address of the initial registered office is 30 North Gould Street, Suite N, Sheridan, WY 82801. The name of the initial Registered Agent at this Registered Office is Northwest Registered Agent Service, Inc.

ARTICLE 4 – ADDRESS OF EXECUTIVE OFFICES

The mailing address where correspondence and annual report forms may be sent is 20860 North Tatum Boulevard, Suite 328, Phoenix, Arizona 85050.

ARTICLE 5 – PURPOSE OF COPRORATION

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Wyoming Business Corporation Act.

ARTICLE 6 – TERM OF EXISTENCE

The Corporation shall have perpetual existence.

ARTICLE 7 – INCORPORATOR

The name of the sole incorporator is Mark B. Newbauer, 20860 North Tatum Boulevard, Suite 328, Phoenix, Arizona 85050. The power of the sole incorporator as such shall terminate upon the filing of the Articles of Incorporation.

ARTICLE 8 – CORPORATE CAPITALIZATION

SECTION 1. Authorized Shares. This Corporation is authorized to issue five hundred, million (500,000,000) shares of Common Stock, par value $0.001 per share (the "Common Stock"), five million (5,000,000) shares of Series A Preferred Stock, par value $0.001 per share (the "Preferred Class A Stock"), and fifty million (50,000,000) shares of Series B Preferred Stock (the

"Preferred Class B Stock"). The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock, the Series A Preferred Stock, and the Series B Preferred Stock of the Corporation, voting together as a single class.

SECTION 2. Common Stock. A statement of the designations of Common Stock, powers, preferences, rights and qualifications, limitations or restrictions thereof are as follows:

(A) Voting Rights.

i. Except as otherwise provided herein or by applicable law, the holders of shares of Common Stock, Series A Preferred Stock, and Series B Preferred Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation.

ii. Each holder of shares of Common Stock shall be entitled to one (1) vote for each share of Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

(B) Dividends. Subject to the preferences applicable to any series of Series A Preferred Stock and/or Series B Preferred Stock, if any, outstanding at any time, the holders of Common Stock, shall be entitled to receive, on a per share basis, the same form and amount of dividends and other distributions of cash, property or shares of stock of the Corporation as may be declared by the Board of Directors from time to time with respect to shares of the Common Stock out of assets or funds of the Corporation legally available.

(C) Liquidation. Subject to the preferences applicable to any series of Series A Preferred Stock, if any outstanding at any time, in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, the holders of Common Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

(D) Preemptive Rights. No holder of Common Stock of the Corporation shall have any preemptive right to subscribe to or purchase any additional shares of any class, bonds, convertible securities of any nature; provided however, that the Board of Directors may, in authorizing the issuance of shares of stock of any class, confer any preemptive right that the Board of Directors may deem advisable in connection with such issuance.

(E) Dilution & Issuances. The Board of Directors of the Corporation may authorize the issuance of shares of Common Stock from time to time, whether now or hereafter authorized, for such consideration as the Board of Directors may deem advisable, subject to restrictions or limitations (if any) as may be set forth in the Bylaws of the Corporation.

(F)   Restructurings.   If the Corporation in any manner subdivides or combines the outstanding shares of Common Stock, the Corporation shall not subdivide or combine the outstanding shares of any other class unless a subdivision or combination is the intent of the Corporation.

(G)   Reclassifications.   The Board of Directors of the Corporation may, by Restated Articles of Incorporation, classify or re-classify any unissued Common Stock from time to time by setting or changing the preferences, conversions, or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or term or conditions of redemption of the Common Stock.

SECTION 3.   Series A Preferred Stock.   A statement of the designations of Series A Preferred Stock, powers, preferences, rights and qualifications, limitations or restrictions thereof are as follows:

(A)   Voting Rights.   Each holder of shares of Series A Preferred Stock shall be entitled to one hundred (100) votes for each share of Series A Preferred Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

(B)   Dividends.   All accrued and accumulated dividends shall be paid prior and in preference to any dividend on issued and outstanding Common Stock and shall be fully declared and paid before any dividends are declared and paid, or any other distributions or redemptions are made, on any other class of stock, as may be declared by the Board of Directors from time to time with respect to shares of the Series A Preferred Stock out of assets or funds of the Corporation legally available.

(C)   Liquidation.   In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of any other class by reason of their ownership thereof, an amount in cash equal to $5.00 per share of Common Stock which the Series A Preferred Stock is convertible into pursuant to this Section (§8.3[H]) hereunder, together with all unpaid accrued and accumulated dividends on all such Shares (whether or not declared)..

(D)   Preemptive Rights.   No holder of Series A Preferred Stock of the Corporation shall have any preemptive right to subscribe to or purchase any additional shares of any class, bonds, convertible securities of any nature; provided however, that the Board of Directors may, in authorizing the issuance of shares of stock of any class, confer any preemptive right that the Board of Directors may deem advisable in connection with such issuance.

(E)   Dilution & Issuances.   The Board of Directors of the Corporation may authorize the issuance of shares of Series A Preferred Stock from time to time, whether now or hereafter authorized, for such consideration as the Board of Directors may deem advisable, subject to restrictions or limitations (if any) as may be set forth in the Bylaws of the Corporation.

(F)   Restructurings.   If the Corporation in any manner subdivides or combines the outstanding shares of Series A Preferred Stock, the Corporation shall not subdivide or combine the outstanding shares of any other class unless a subdivision or combination is the intent of the Corporation.

(G)   Reclassifications.   Without the prior written consent of holders of not less than two-thirds (2/3) of the then total outstanding Series A Preferred Stock (a "Supermajority Interest"), voting separately as a single class with one vote per share of Series A Preferred Stock, in person or by proxy, either in writing without a meeting or at an annual or a special meeting of such holders, and any other applicable stockholder approval requirements required by law, the Corporation shall not reclassify, modify or amend Section 3., including but, not limited to Voting Rights, Right to Convert, or any other subsection herein.

(H)   Right to Convert.   At any time and from time to time on or after the issuance, any holder of Series A Preferred Stock shall have the right by written election to the Corporation to convert all or any portion of the outstanding Series A Preferred Stock (including any fraction of a Share) held by such holder along with the aggregate accrued or accumulated and unpaid dividends thereon into an aggregate number of shares of Common Stock (including any fraction of a share) as is determined by (i) multiplying the number of Shares (including any fraction of a Share) by one hundred (100).

SECTION 4.   Series B Preferred Stock.   A statement of the designations of Series B Preferred Stock, powers, preferences, rights and qualifications, limitations or restrictions thereof are as follows:

(A)   Voting Rights.   Each holder of shares of Series B Preferred Stock shall be entitled to ten (10) votes for each share of Series B Preferred Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

(B)   Dividends.   All accrued and accumulated dividends shall be paid prior and in preference to any dividend on issued and outstanding Common Stock and shall be fully declared and paid before any dividends are declared and paid, or any other distributions or redemptions are made, on any other class of stock, as may be declared by the Board of Directors from time to time with respect to shares of the Series B Preferred Stock out of assets or funds of the Corporation legally available.

(C)   Liquidation.   Subject to the preferences applicable to any series of Series A Preferred Stock, if any outstanding at any time, in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, the holders of Preferred Class B shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distribution to the holders of Preferred Class B.

(D)   Preemptive Rights.   No holder of Series B Preferred Stock of the Corporation shall have any preemptive right to subscribe to or purchase any additional shares of any class, bonds, convertible securities of any nature; provided however, that the Board of Directors may, in authorizing the issuance of shares of stock of any class, confer any preemptive right that the Board of Directors may deem advisable in connection with such issuance.

(E)   Dilution & Issuances.   The Board of Directors of the Corporation may authorize the issuance of shares of Series B Preferred Stock from time to time, whether now or hereafter authorized, for such consideration as the Board of Directors may deem advisable, subject to restrictions or limitations (if any) as may be set forth in the Bylaws of the Corporation.

(F)   Restructurings.   If the Corporation in any manner subdivides or combines the outstanding shares of Series B Preferred Stock, the Corporation shall not subdivide or combine the outstanding shares of any other class unless a subdivision or combination is the intent of the Corporation.

(H)   Reclassifications.   The Board of Directors of the Corporation may, by Restated Articles of Incorporation, classify or re-classify any unissued Preferred Series B Stock from time to time by setting or changing the preferences, conversions, or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or term or conditions of redemption of the Preferred Class B Stock.

(G)   Right to Convert.   At any time and from time to time on or after the issuance, any holder of Series B Preferred Stock shall have the right by written election to the Corporation to convert all or any portion of the outstanding Series B Preferred Stock (including any fraction of a Share) held by such holder along with the aggregate accrued or accumulated and unpaid dividends thereon into an aggregate number of shares of Common Stock (including any fraction of a share) as is determined by (i) multiplying the number of Shares (including any fraction of a Share) by ten (10).

ARTICLE 9 – OFFICERS

SECTION 1.   An officer of the Corporation shall not be personally liable to this Company or its stockholders for damages for breach of fiduciary duty as an officer, but this Article shall not eliminate or limit the liability of an Officer for (i) acts of omissions which involve international misconduct, fraud or knowing violation of the law, or (ii) the unlawful payment of dividends. Any repeal or modification of the Article of stockholders of the Company shall be prospective only, and shall not adversely affect any limitation on the personal liability of a Director of Officer of the Company for acts of omissions prior to such repeal of modification.

SECTION 2.   The initial officer of the Corporation shall be:

Mark B. Newbauer, CEO & President

whose mailing address is 20860 North Tatum Boulevard, Suite 328, Phoenix, Arizona 85050.

ARTICLE 8 – BOARD OF DIRECTORS

SECTION 1.   The initial directors of the Corporation shall be:

Mark B. Newbauer, Sole Director

whose mailing address is 20860 North Tatum Boulevard, Suite 328, Phoenix, Arizona 85050, these individuals are to serve until their successors has been appointed or elected and qualified pursuant to the Corporation's Bylaws. The number of directors that constitute the whole Board of Directors shall be fixed exclusively in the manner designated in the Bylaws of the Corporation. The number of directors may be increased or decreased by a duly adopted amendment to the By-Laws of the Company.

SECTION 2.   The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by these Articles of Incorporation or the Bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

SECTION 4.   Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

SECTION 5.   In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, alter, amend or repeal the Bylaws of the Corporation. The affirmative vote of at least a majority of the Board of Directors then in office shall be required in order for the Board of Directors to adopt, amend, alter or repeal the Corporation's Bylaws. The Corporation's Bylaws may also be adopted, amended, altered or repealed by the stockholders of the Corporation. No Bylaw hereafter legally adopted, amended, altered or repealed shall invalidate any prior act of the directors or officers of the Corporation that would have been valid if such Bylaw had not been adopted, amended, altered or repealed.

ARTICLE 9 – MEETINGS

SECTION 1.   Unless otherwise required by law, special meetings of the stockholders of the Corporation, for any purpose or purposes, may be called only by (i) the Board of Directors of the Corporation, (ii) the Chairman of the Board of Directors of the Corporation, (iii) the Chief Executive Officer of the Corporation, or (iv) a holder, or group of holders, of Series A Preferred Stock holding more than twenty percent (20%) of the total voting power of the outstanding shares of capital stock of the Corporation then entitled to vote.

SECTION 2.   Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

ARTICLE 10 – INDEMNITY

Every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by the reason of the fact that he or she or a person with whom he or she is a legal representative, is or was a director of the Corporation, or who is serving at the request of the Corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Florida from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be contract right which may which may be enforced in any manner desired by such person. The expenses of directors' and officers' incurred in defending a civil suit or proceeding must be paid by the Corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director of officer, to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers, or other representatives may have or hereafter acquire, and without limiting the generality of such statement they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of shareholders, provision of law, or otherwise, as well as their rights under this Article.

Without limiting the application of the foregoing, the Board of directors may adopt Bylaws from time to time without respect to the indemnification, to provide all times the fullest indemnification permitted by the laws of the State of Florida, and may cause the Corporation to purchase or maintain insurance on behalf of any person who is or was a director or officer.

IN WITNESS WHEREOF, I hereunto set my hand and seal, acknowledged and filed the foregoing Articles of Incorporation with the purpose of forming a corporation under the Wyoming Business Corporation Act, do make, file and record this document, and do certify that the facts stated in this document are true.



Mark B. Newbauer, Incorporator

CONTACT:

MARK B. NEWBAUER
DAYTIME PHONE: 310-986-2734 + 260 -249-7906
HEY@AROWANAMEDIA.COM

Wyoming Secretary of State
2020 Carey Avenue, Suite 700
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: Business@wyo.gov



Consent to Appointment by Registered Agent

I, Northwest Registered Agent Service, Inc. , registered office located at

(name of registered agent)

30 N Gould St Ste N
Sheridan, WY 82801

voluntarily consent to serve

* *(registered office physical address, city, state & zip)*

as the registered agent for Arowana Media Holdings, Inc.

(name of business entity)

I hereby certify that I am in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

Signature: _Ton Glover_   Date: 09/14/2018

(Shall be executed by the registered agent.)   *(mm/dd/yyyy)*

Print Name: Tom Glover   Daytime Phone: (509) 768-2249

Title: Assistant Secretary   Email: compliance@northwestregisteredagent.com

Registered Agent Mailing Address
(if different than above):

---

* If this is a current registered agent changing their registered address on file, complete the following:

Previous Registered Office(s):

I hereby certify that:
- After the changes are made, the street address of my registered office and business office will be identical.
- This change affects every entity served by me and I have notified each entity of the registered office change.
- I certify that the above information is correct and I am in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

Signature: _____   Date: [   ]

(Shall be executed by the registered agent.)   *(mm/dd/yyyy)*

RAConsent – Revised October 2015

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, SECRETARY OF STATE of the STATE OF WYOMING, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF INCORPORATION

Arowana Media Holdings, Inc.

Accordingly, the undersigned, by virtue of the authority vested in me by the law, hereby issues this Certificate.

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **16th** day of **October, 2018**.



Edward A. Buchanan
Secretary of State

By: _____ Bailey Johnson _____

Filed Date: 10/16/2018